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                                                            [METLIFE LETTERHEAD]

First MetLife Investors Insurance Company
200 Park Avenue
New York, NY 10166

                                        [DRAFT]

VIA EDGAR TRANSMISSION
----------------------

June __, 2009
Ms. Alison White, Esq.
Division of Investment Management
Office of Insurance Products
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4644

RE: REGISTRATION STATEMENTS ON FORM N-4 FOR FIRST METLIFE INVESTORS INSURANCE COMPANY AND FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE, FILE NO. 333-152450/811-08306 (CLASS XTRA); FILE NO. 333-96773/811-08306 (CLASS VA); FILE
NO. 333-96785/811-08306 (CLASS L AND CLASS L-4 YEAR); FILE NO. 333-96795/811-08306 (CLASS C); FILE NO. 333-137370/811-08306 (CLASS S); FILE NO.
333-125618/811-08306 (MARQUIS PORTFOLIOS); FILE NO. 333-148873/811-08306
(PIONEER PRISM); FILE NO. 333-148876/811-08306 (PIONEER PRISM L); AND FILE NO. 333-148874/811-08306 (PIONEER PRISM XC); AND

     REGISTRATION STATEMENT ON FORM N-4 FOR METROPOLITAN LIFE INSURANCE COMPANY AND METROPOLITAN LIFE SEPARATE ACCOUNT E, FILE NO. 333-153109/811-04001 (PREFERENCE PREMIER).

Dear Ms. White:

On behalf of First MetLife Investors Insurance Company ("FMLI") and Metropolitan Life Insurance Company ("MLIC" and together with FMLI, the "Companies") and their respective separate accounts, First MetLife Investors Variable Annuity Account One and Metropolitan Life Separate Account E (the "Separate Accounts"), the Companies acknowledge, with respect to the above-referenced filings, that:

     . the Companies are responsible for the adequacy and accuracy of the disclosure in the filings;

     . SEC staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

     . the Companies may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Ms. Alison White, Esq.
June 4, 2009
Page 2


If you have any questions or further comments, please call the undersigned at
(949) 223-5680 or Tom Conner at (202) 383-0590.

Sincerely,


----------------------------------------
Richard C. Pearson
Vice President and Associate General
Counsel

cc:  W. Thomas Conner, Esq.
     Lisa Flanagan, Esq.
     Michele H. Abate, Esq.
     John M. Richards, Esq.